[On Transamerica Life Insurance Company Letterhead]
December 29, 2008
VIA EDGAR CORRESPONDENCE FILING
Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company Transamerica Corporate Separate Account Sixteen File Nos. 333-109579/811-21440 Post-Effective Amendment No. 7
Dear Mr. Ruckman:
This letter is in response to oral comments received from you on December 29, 2008 in connection with the above referenced Post-Effective Amendment filed with the Commission on October 31, 2008. Attached are replies to the comments you raised.
If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.
Very truly yours,
/s/ Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
1.	Comment: Provide additional description concerning when the Monthly Deferred Sales Load percentage “in excess of target premium” is applicable.

Response. We propose to add a footnote to Monthly Deferred Sales Load in the Periodic Charges Other Than Portfolio Operating Expenses table to read:
“The charge on premium received in excess of target premium may be applicable where the contract is a modified endowment contract. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract.”
2.	Comment: Provide additional description for the experience credits rider in the Periodic Charges Other Than Portfolio Operating Expenses table.

Response. We propose to add the following to the Periodic Charges Other Than Portfolio Operating Expenses table under the Cost of Insurance Charge:

Cost of Insurance (1)
if Experience Credits
Rider is applicable[7]
(without extra ratings)[2]		On the effective	$0.04 per month per $1000 of	$0.0102 per month per
w	Minimum	date and on each	net amount at risk[3](Female,	$1000 of net amount
	Charge	monthly deduction	Non-Tobacco, Age 20,	at risk (Female, Non-
		day	Medical Issue)	Tobacco, Age 20,
Medical Issue)

w	Maximum		$29.19 per month per $1000	$29.19 per month per
	Charge		of net amount at risk (Male,	$1000 of net amount
			Tobacco, Age 99, Guaranteed	at risk (Male,
			Issue)	Tobacco, Age 99, Guaranteed Issue)

w	Charge for a		$0.29 per month per $1000 of	$0.024 per month per
	Male, age 48,		net amount at risk	$1000 of net amount
	Guaranteed			at risk
Issue, during
the first Policy
year

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
“(7) If the Owner selects the experience credits rider, the cost of insurance charge is increased by 20% to fund a claims stabilization reserve. The overall Policy costs may be less over time if experience credits are paid due to better claims experience for the group of cases than anticipated. Please refer to the Supplemental Benefit Riders section for more details.”
3.	Comment: Provide additional description for the experience credits rider in the Supplemental Benefit Riders section.

Response. We propose to elaborate upon the description of the experience credit rider in the prospectus and the letter Dated December 19, 2008. Revised language from the letter dated December 24, 2008 and the proposed revised language are provided below.

Revised language from December 24, 2008 letter:

“Experience Credits Rider

Under the experience credits rider, Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits that may lessen overall Policy costs over time.

Features of experience credits rider:
	•	The experience credits rider must be selected at the time of application and may not be added to a Policy after issue.

	•	No fee is charged for the experience credits rider. We increase by 20% the cost of insurance charge applied to each Policy and use the proceeds to fund a claims stabilization reserve to support the payment of any experience credits.

	•	The claims stabilization reserve is held in our general account and credited interest at an annual rate declared by us, not less than 2.00%. The interest becomes part of the claims stabilization reserve.

	•	All Policies in a “case” (i.e., all Policies originally issued to a single owner on a common date) share a claims stabilization reserve. Additional Policies may be added to a “case” at any time.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

•	We deduct from the claims stabilization reserve amounts equal to the expected net life insurance benefit claims for a “case”, adjusted by the ratio of actual life insurance benefit claims to anticipated life insurance benefit claims for all inforce “cases” issued by us which are similarly situated (the “class”).

•	Unused balances in the claims stabilization reserve will be transferred to the Policy as experience credits annually on the Policy anniversary. The amount of any experience credit will be allocated pro rata to the subaccounts to which the Owner currently has allocated its cash value.

•	Unused balances in the claims stabilization reserve will be paid to the Owner in the case of a full surrender. Unused balances in the claims stabilization reserve will not be paid on partial withdrawals.

•	Overall Policy costs may be less over time if experience credits are paid due to better claims experience for the “class” than anticipated.
Experience Credits Rider example
Below is an example of how “class” experience affects a “case” with the experience credits rider.

Without Experience Credit Rider	Month 1	Month 2	Month 3

Standard cost of insurance charge deducted from cash value:	$100	$100	$100

With Experience Credit Rider

Cost of insurance charge deducted from cash value and deposited into claim stabilization reserve at 120% of standard cost of insurance:	$120	$120	$120

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

Actual-to-anticipated life insurance benefit claims experience ratio for “class” of policies: Deduction from claim stabilization reserve equal to “class” experience ratio times expected “case” life insurance benefit claims:	100%	98%	102%
	(= 100% x $100)	(= 98% x $100)	(=102% x $100)
Contribution to claim stabilization reserve equal to cost of insurance charge minus deduction from claim stabilization reserve:	$20	$22	$18
	(= $120 — $100)	(= $120 — $98)	(= $120 — $102)”
Proposed revised language:
“Experience Credits Rider

Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits. Experience credits are paid where there is better claims experience for the group of cases than anticipated. Payment of experience credits may lower Policy costs over time.

Features of experience credits rider:
	•	The experience credits rider must be selected at the time of application and may not be added to a Policy after issue.

	•	No fee is charged for the experience credits rider. We increase by 20% the cost of insurance charge applied to each Policy. On the effective date and on each monthly deduction day we fund the claims stabilization reserve with the Policy’s cost of insurance charge.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

•	The claims stabilization reserve supports the payment of any experience credits.

•	On the effective date and on each monthly deduction day, we deduct a charge from the claims stabilization reserve in an amount equal to:

A * (B/C), where

A = expected net life insurance benefit claims for a case;

B = actual life insurance benefit claims for the group of cases; and

C = anticipated life insurance benefit claims for the group of cases.

•	Unused balances in the claims stabilization reserve will be transferred to the Policy as experience credits annually on the Policy anniversary. The amount of any experience credit will be allocated pro rata to the subaccounts to which the Owner currently has allocated its cash value.

•	Unused balances in the claims stabilization reserve will be paid to the Owner in the case of a full surrender. Unused balances in the claims stabilization reserve will not be paid on partial withdrawals.

•	The claims stabilization reserve is held in our general account and credited interest at an annual rate declared by us, not less than 2.00%. The interest becomes part of the claims stabilization reserve.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

•	All Policies in a case share a claims stabilization reserve. Additional Policies may be added to a case at any time.

•	Overall Policy costs may be less over time if experience credits are paid due to better claims experience for the group of cases than anticipated.
Experience Credits Rider example
Below is an example of how the experience for the group of cases affects a case with the experience credits rider. This is for illustration purposes only and may not be relied upon to show actual performance. In this example contributions to the claims stabilization reserve by the end of Month 3 are $60.

Without Experience Credit Rider	Month 1	Month 2	Month 3

Standard cost of insurance charge deducted from cash value:	$100	$100	$100

With Experience Credit Rider

Cost of insurance charge deducted from cash value and deposited into claim stabilization reserve at 120% of standard cost of insurance:	$120	$120	$120

Actual-to-anticipated life insurance benefit claims experience ratio for the group of cases:	100%	98%	102%

Deduction from claim stabilization reserve equal to experience for the group of cases ratio times expected case life insurance benefit claims:	$100	$98	$102
	(= 100% x $100)	(= 98% x $100)	(=102% x $100)

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

Contribution to claim stabilization reserve equal to cost of insurance charge minus deduction from claim stabilization reserve:	$20	$22	$18
	(= $120 — $100)	(= $120 — $98)	(= $120 — $102)”
The following terms shall be added to the Glossary:
“case — all Policies originally issued to a single owner on a common date.”
“the group of cases — all inforce cases issued by us which are similarly situated.”